

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Barry Anderson
Chief Executive Officer
Data Knights Acquisition Corp.
Unit G6, Frome Business Park, Manor Road
Frome
United Kingdom, BA11 4FN

> **Re:** **Data Knights Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Exhibit Nos. 10.18 and 10.19**
> **Filed April 11, 2023**
> **File No. 333-266274**

Dear Barry Anderson:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services